EXHIBIT 23.1

                            Independent Auditors' Consent

               The Board of Directors
               Farmland Industries, Inc.:

               We consent to the incorporation by reference herein of our report, dated October 15, 1999, with respect to the consolidated balance sheets of Farmland Industries, Inc. and subsidiaries as of August 31, 1998 and 1999, and the related consolidated statements of operations, cash flows, and capital shares and equities for each of the years in the three-year period ended August 31, 1999, which report appears in the Form 10-K of Farmland Industries, Inc. for the fiscal year ended August 31, 1999, and to the references to our firm under the headings _Selected Consolidated Financial Data_ and _Experts_ in the Prospectus.
                                     s/s  KPMG LLP

               KPMG LLP
               Kansas City, Missouri
               February 29, 2000